UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           STARLIMS Technologies Ltd.
                           --------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8484K 109
                                   ----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Explanatory Note
                                ----------------

The Reporting Persons previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to report their beneficial ownership of the Issuer's ordinary shares (File No. 005-83372).

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON: Itschak Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,899,278 Ordinary Shares*
OWNED BY
EACH REPORTING    9     SOLE DISPOSITIVE POWER:  1,540,256 Ordinary Shares*
PERSON WITH
                  10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,899,278 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.93%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Itschak Friedman directly holds 1,540,256 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Mr. Itschak Friedman may be deemed to have shared voting power of the aggregate 2,899,278 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman. Mr. Itschak Friedman disclaims beneficial ownership of the aggregate 1,359,022 ordinary shares of the Issuer beneficially owned by Messrs. Dinu Toiba and Chaim Friedman.

** Based on 8,545,803 ordinary shares issued and outstanding (which excludes 1,452,116 ordinary shares held as treasury stock) as of June 30, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of August 2008, submitted to the Securities and Exchange Commission on August 14, 2008.

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Dinu Toiba

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel


NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  2,899,278 Ordinary Shares*
OWNED BY
EACH REPORTING    9     SOLE DISPOSITIVE POWER:  750,000 Ordinary Shares*
PERSON WITH
                  10    SHARED DISPOSITIVE POWER:  -0- Ordinary Shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,899,278 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.93%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Dinu Toiba directly holds 750,000 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Mr. Dinu Toiba may be deemed to have shared voting power of the aggregate
     2,899,278 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman. Mr. Dinu Toiba disclaims beneficial ownership of the aggregate 2,149,278 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman and Chaim Friedman.

** Based on 8,545,803 ordinary shares issued and outstanding (which excludes 1,452,116 ordinary shares held as treasury stock) as of June 30, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of August 2008, submitted to the Securities and Exchange Commission on August 14, 2008.

CUSIP No.  M8484K 109


1   NAME OF REPORTING PERSON:  Chaim Friedman

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):                                                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF           7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY        8     SHARED VOTING POWER:  2,899,278 Ordinary Shares*
OWNED BY
EACH REPORTING      9     SOLE DISPOSITIVE POWER:  544,319 Ordinary Shares*
PERSON WITH
                    10    SHARED DISPOSITIVE POWER:  64,703 Ordinary Shares*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,899,278 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.93%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Mr. Chaim Friedman directly holds 544,319 ordinary shares of the Issuer. In addition, 64,703 ordinary shares of the Issuer are held of record by Sivanir Ltd., an Israeli company, 50% of which is owned by Mr. Chaim
     Friedman. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Mr. Chaim Friedman may be deemed to have shared voting power of the aggregate 2,899,278 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman. Mr. Chaim Friedman disclaims beneficial ownership of the aggregate 2,290,256 ordinary shares of the Issuer held of record by Messrs. Itschak Friedman and Dinu Toiba.

** Based on 8,545,803 ordinary shares issued and outstanding (which excludes 1,452,116 ordinary shares held as treasury stock) as of June 30, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of August 2008, submitted to the Securities and Exchange Commission on August 14, 2008.

Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 1.0 per share (the "Ordinary Shares"), of STARLIMS Technologies Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel.

Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman.

         Mr. Itschak Friedman, a citizen of Israel, serves as chairman of the board of directors and chief executive officer of the Issuer. Mr. Itschak Friedman's business address is 4000 Hollywood Boulevard, Hollywood, Florida 33021-6755.

         Mr. Dinu Toiba, a citizen of Israel, serves as vice chairman of the board of directors, executive vice president and chief information officer of the Issuer. Mr. Dinu Toiba's business address is 4000 Hollywood Boulevard, Hollywood, Florida 33021-6755.

         Mr. Chaim Friedman, a citizen of Israel, serves as a member of the board of directors and chief financial officer of the Issuer. Mr. Chaim Friedman's business address is 32B Habarzel Street, Tel Aviv 69710, Israel.

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         During the last 60 days, Itschak Friedman has purchased an aggregate of 179,748 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price for such 179,748 Ordinary Shares was approximately $749,517, all of which amount was paid by Itschak Friedman from his personal funds.

         During the last 60 days, Chaim Friedman has purchased an aggregate of 179,748 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price for such 179,748 Ordinary Shares was approximately $749,517, all of which amount was paid by Chaim Friedman from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         The Ordinary Shares purchased by each of Messrs. Itschak Friedman and Chaim Friedman during the last 60 days were purchased for investment purposes. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman do not currently have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) Mr. Itschak Friedman directly holds 1,540,256 ordinary shares of the Issuer, which constitute approximately 18.02% of the issued and outstanding Ordinary Shares of the Issuer.

                  Mr. Dinu Toiba directly holds 750,000 ordinary shares of the Issuer, which constitute approximately 8.78% of the issued and outstanding Ordinary Shares of the Issuer.

                  Mr. Chaim Friedman directly holds 544,319 ordinary shares of the Issuer, which constitute approximately 6.37% of the issued and outstanding Ordinary Shares of the Issuer. In addition, 64,703 ordinary shares of the Issuer (approximately 0.76% of the issued and outstanding Ordinary Shares of the Issuer), are held of record by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman. Accordingly, Mr. Chaim Friedman may be deemed the beneficial owner of an aggregate 609,022 of the Issuer, which constitute approximately 7.13% of the issued and outstanding Ordinary Shares of the Issuer.

                  Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of the aggregate 2,899,278 ordinary shares of the Issuer beneficially owned by them, which constitute approximately 33.93% of the issued and outstanding Ordinary Shares of the Issuer. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entity's controlled by them.

                  The foregoing percentages are based on 8,545,803 ordinary shares issued and outstanding (which excludes 1,452,116 ordinary shares held as treasury stock) as of June 30, 2008, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of August 2008, submitted to the Securities and Exchange Commission on August 14, 2008.

         (b) Mr. Itschak Friedman has sole power to dispose or direct the disposition of 1,540,256 Ordinary Shares of the Issuer held by him directly.

                  Mr. Dinu Toiba has sole power to dispose or direct the disposition of 750,000 Ordinary Shares of the Issuer held by him directly.

                  Mr. Chaim Friedman has sole power to dispose or direct the disposition of 544,319 Ordinary Shares of the Issuer held by him directly.

                  Messrs. Chaim Friedman and Eyal Guterman have shared power to dispose or direct the disposition of the 64,703 ordinary shares of the Issuer held of record by Sivanir Ltd., an Israeli company jointly owned by them. Mr. Eyal Guterman, a citizen of Israel, serves as a member of the board of directors and treasurer and risk management officer of the Issuer. Mr. Guterman's business address is 32B Habarzel Street, Tel Aviv 69710, Israel. During the last five years, Mr. Guterman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

                  Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of the aggregate 2,899,278 ordinary shares of the Issuer beneficially owned by them. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entity's controlled by them.

         (c)(i) During the past 60 days, Mr. Itschak Friedman has effected the following transactions in the Ordinary Shares of the Issuer. All such transactions were open market purchases effected on the NASDAQ Global Market. Except for such transactions, Mr. Itschak Friedman has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

                                   Number of Ordinary
        Date of Purchase            Shares Purchased            Price Per Share
        ----------------            ----------------            ---------------
           10/14/2008                     50,000                     $4.87
           10/24/2008                    129,748                     $3.90

         (ii) During the past 60 days, Mr. Chaim Friedman has effected the following transactions in the Ordinary Shares of the Issuer. All such transactions were open market purchases effected on the NASDAQ Global Market. Except for such transactions, Mr. Chaim Friedman has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

                                   Number of Ordinary
        Date of Purchase            Shares Purchased            Price Per Share
        ----------------            ----------------            ---------------

           10/14/2008                     50,000                     $4.87
           10/24/2008                    129,748                     $3.90

         (d) No person other than Itschak Friedman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the aggregate 179,748 Ordinary Shares reported above in Item 5(c)(i).

                  No person other than Chaim Friedman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the aggregate 179,748 Ordinary Shares reported above in Item 5(c)(ii).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------

         Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of the aggregate 2,899,278 ordinary shares of the Issuer beneficially owned by them. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of the Issuer that are not directly held by them or entity's controlled by them.

         Other than as stated in the foregoing paragraph, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among any of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman and between such persons and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         (i) English translation of voting agreement dated October 31, 1993, by and among Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman, as amended on December 21, 2005, filed as Exhibit 10.7 to the Issuer's Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 2008




                                            /s/ Itschak Friedman
                                            --------------------
                                            Itschak Friedman



                                            /s/ Dinu Toiba
                                            --------------
                                            Dinu Toiba



                                            /s/ Chaim Friedman
                                            ------------------
                                            Chaim Friedman

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Statement on Schedule 13D (and any amendment thereto) relating to the Ordinary Shares, par value NIS
1.0 per share, of STARLIMS Technologies Ltd. is filed on behalf of each of them.


Date:  October 28, 2008

                                            /s/ Itschak Friedman
                                            --------------------
                                            Itschak Friedman



                                            /s/ Dinu Toiba
                                            --------------
                                            Dinu Toiba



                                            /s/ Chaim Friedman
                                            ------------------
                                            Chaim Friedman